UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share
American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one
Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central Hong Kong, China (852) 2509 3228	With a copy to: Hillel T. Cohn, Esq. Morrison & Foerster LLP 707 Wilshire Boulevard Los Angeles, California 90017 USA (213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 0977B107

1.	Names of Reporting Persons Fosun International Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 6,517,085 (2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 6,517,085 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.8% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 2,250,711 ordinary shares, par value $0.0005 per share, of Bona Film Group Limited (“Ordinary Shares”) owned by Skillgreat Limited have been pledged to Fosun International Holdings Ltd. to secure Skillgreat Limited’s obligations as borrower under a loan agreement it entered into with Fosun International Holdings Ltd. on July 23, 2014.

(2)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(3)                                 Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 as reported in an Amendment No. 2 to Schedule 13D filed by Yu Dong with the Securities and Exchange Commission on July 25, 2014.

CUSIP No. 0977B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.8% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 as reported in an Amendment No. 2 to Schedule 13D filed by Yu Dong with the Securities and Exchange Commission on July 25, 2014.

CUSIP No. 0977B107

1.	Names of Reporting Persons Fosun Financial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.8% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 as reported in an Amendment No. 2 to Schedule 13D filed by Yu Dong with the Securities and Exchange Commission on July 25, 2014.

CUSIP No. 0977B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.4% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)                                 Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 as reported in an Amendment No. 2 to Schedule 13D filed by Yu Dong with the Securities and Exchange Commission on July 25, 2014.

CUSIP No. 0977B107

1.	Names of Reporting Persons Peak Reinsurance Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 331,601 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 331,601 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,601 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by 663,201 ADSs held by Peak Reinsurance Company Limited.

(2)                                 Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 as reported in an Amendment No. 2 to Schedule 13D filed by Yu Dong with the Securities and Exchange Commission on July 25, 2014.

CUSIP No. 0977B107

1.	Names of Reporting Persons Fidelidade — Companhia de Seguros, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,185,484 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,185,484 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,185,484 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 13.3% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the number of Ordinary Shares represented by 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Based on 31,402,346 Ordinary Shares outstanding as of July 13, 2014 as reported in an Amendment No. 2 to Schedule 13D filed by Yu Dong with the Securities and Exchange Commission on July 25, 2014.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands, held by the Reporting Persons (defined below).  The ADSs are listed on the NASDAQ Global Select Market under the symbol “BONA.” The principal executive offices of the Issuer are located at 18/F, Tower A, U-town Office Building, #1 San Feng Bei Li, Chaoyang District, Beijing 100020, People’s Republic of China.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by Fidelidade — Companhia de Seguros, S.A., a company organized under the laws of Portugal (the “Investor”), Fosun International Limited (“Fosun”), a company organized under the laws of Hong Kong, Fosun Financial Holdings Limited, a company organized under the laws of Hong Kong (“Financial Holdings”), Peak Reinsurance Company Limited, a company organized under the laws of Hong Kong (“Peak Reinsurance”), Orrick Investments Limited, a company organized under the laws of the British Virgin Islands (“Orrick”) and Fosun International Holdings Ltd., a company organized under the laws of the British Virgin Islands (the “Lender” and together with the Investor, Fosun, Financial Holdings, Peak Reinsurance and Orrick, the “Reporting Persons”). This Statement on Schedule 13D supersedes and replaces the Statement on Schedule 13G originally filed with the Securities and Exchange Commission on October 9, 2013, by Fosun, Financial Holdings and Orrick with respect to 2,000,000 Ordinary Shares acquired by Orrick.

Investor is principally engaged in insurance and reinsurance both in life and non-life business.  The principal business address for Investor is Largo do Calhariz, 30, Lisbon, Portugal.

Peak Reinsurance is principally engaged in the reinsurance business. The principal business address for Peak Reinsurance is Room 2107-11, ICBC Tower, 3 Garden Road, Central, Hong Kong.

Orrick is principally engaged in investment holding.  The address of the registered office of Orrick is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The principal business address and principal business of Fosun, Financial Holdings and Lender are set forth in Exhibit 99.2, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of each director and executive officer of each Reporting Person, any person controlling such Reporting Person and any person ultimately in control of such Reporting Person are set forth in Exhibit 99.2.

During the last five years, no Reporting Person, nor to each Reporting Person’s knowledge, (a) any executive officer or director of such Reporting Person; (b) any person controlling such Reporting Person; or (c) any executive officer or director of any person ultimately in control of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Internal cash resources.

Item 4.  Purpose of Transaction

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in this Item 4.

On July 24, 2014, the Investor acquired 4,165,926 Ordinary Shares from Skillgreat Limited, a British Virgin Islands company (“Skillgreat”) controlled by Mr. Dong Yu, the founder and chairman of the board of directors of the Issuer (the “Founder”).  The Investor, Fosun, Skillgreat and the Founder entered into a share purchase agreement in connection with such transaction (the “Share Purchase Agreement”).  In addition, the Lender provided a loan of $22,232,863.80 to Skillgreat to enable Skillgreat to acquire Ordinary Shares from 21st Century Fox America, Inc. (the “Loan”).  The Loan is guaranteed by the Founder and is secured by a pledge of 2,250,711 Ordinary Shares owned by Skillgreat.  Absent a default on the Loan, the Lender has no voting rights or rights to dispose of the pledged shares.

Pursuant to the terms of the Share Purchase Agreement, the Founder and Skillgreat agreed, for as long as Fosun beneficially owns at least 5% of the total issued and outstanding Ordinary Shares on a fully-diluted basis, to use their best efforts to support the election and re-election of an individual designated by the Investor to the board of directors of the Issuer (the “Board”) and to one or more committees of the Board, subject to applicable legal limitations.

Under the Share Purchase Agreement, Fosun and the Investor agreed to exercise commercially reasonable efforts to assist the Company with respect to certain business activities and relationships, and the Investor agreed to support the Founder with respect to certain matters.

Item 5.  Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of July 28, 2014.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of July 28, 2014 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  The Investor engaged in certain transactions involving the purchase of ADSs and Ordinary Shares on the dates and at the average prices per ADS set forth on Exhibit 99.3.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Founder and Skillgreat with respect to the matters described in Item 4 and 6 of this Schedule 13D.  As of July 25, 2014, the Founder and Skillgreat beneficially owned 10,075,188.5 Ordinary Shares, representing 32.1% of the issued and outstanding Ordinary Shares. Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Founder and Skillgreat. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by the Founder or Skillgreat or is a member of any a group with the Founder or Skillgreat.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6

Under the Share Purchase Agreement, each of the Founder, Skillgreat and the Investor has agreed that he or it shall not, during the six months after the Closing Date, directly or indirectly, offer, sell, transfer, encumber or otherwise dispose of any ADSs or any Ordinary Share or any securities convertible into or exchangeable or exercisable for any ADSs or Ordinary Shares, except the Founder and Skillgreat may dispose of ADSs or Ordinary Shares pursuant to any trading plan established prior to the date of the Share Purchase Agreement pursuant to Rule 10b5-1 of the Exchange Act. In addition, the Founder granted Fosun a right of first refusal with respect to any voluntary sale of Ordinary Shares beneficially owned by the Founder after he is no longer employed by the Company and is no longer a director of the Board due to certain reasons, subject to certain exceptions.  Such right of first refusal will terminate as soon as Fosun beneficially owns less than 5% of the total issued and outstanding Ordinary Shares on a fully-diluted basis.

Under the Share Purchase Agreement, Fosun and the Investor agreed to support the appointment of the Founder as the chief executive officer and the chairman of the Board and the exercise by the Founder, as chief executive officer, of management power with respect to the Company, including without limitation supporting the appointment of senior officers nominated by the Founder.  In addition, Fosun and the Investor agreed to use their commercially reasonable efforts to support the future debt and equity financing activities of the Issuer.  With respect to any financing proposals, Fosun (i) will advise each director on the Board nominated by it or any of its affiliates to vote in the same manner as the Founder, and (ii) will cause all voting securities of the Issuer held or beneficially owned by it to be voted, in the same manner as Skillgreat, which manner shall be, in the Founder’s best judgment, commercially reasonable to the Company. References to the Share Purchase Agreement set forth are not intended to be complete and are qualified in their entirety by reference to the full text of the Share Purchase Agreement, which is filed hereto as Exhibit 99.4, and which is incorporated herein by reference.

On July 23, 2014, the Founder, Skillgreat and the Lender entered into a loan agreement (the “Loan Agreement”), pursuant to which the Lender agreed to make a term loan to Skillgreat in the Loan Principal Amount, bearing interest at a rate of 4.5% per annum. The Loan has an initial term of one year, which can be extended for six months at the election of Skillgreat. Skillgreat’s obligations under the Loan Agreement are guaranteed by the Founder and secured by an equitable share mortgage pursuant to an equitable share mortgage agreement entered into on July 23, 2014 by and between Skillgreat and the Lender (the “Share Mortgage Agreement”). Pursuant to the terms of the Share Mortgage Agreement, Skillgreat agreed to initially mortgage in favor of the Lender all of its right, title and interest in and to 2,250,711 Ordinary Shares owned by it. In addition, in the event that the listed ADS market price on the NASDAQ Global Select Market falls below a certain threshold, Skillgreat will be obligated to mortgage an additional number of Ordinary Shares such that the value of the collateral, calculated by reference to the volume weighted average closing price over the twenty (20) trading days immediately preceding the date of such new mortgage, is at least 1.25 times the Aggregate Principal Amount outstanding at such time. In the event that an Event of Default (as defined under the Loan Agreement) has occurred and is continuing, the Lender may, among other things, declare all unpaid Loan Principal Amount plus all accrued and unpaid interest, due and payable, and/or exercise its right under the Share Mortgage Agreement, including its rights of enforcement of the collateral.  References to the Loan Agreement and the Share Mortgage Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the full text of the Loan Agreement and the Share Mortgage Agreement, which are filed hereto as Exhibit 99.5 and Exhibit 99.6, respectively, and which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person

99.3	Information regarding transactions in ADSs and Ordinary Shares by each Reporting Person during the past 60 days

99.4	Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Fidelidade — Companhia de Seguros, S.A. and Fosun International Limited dated July 13, 2014

99.5	Loan Agreement by and among Mr. Dong Yu, Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014

99.6	Equitable Share Mortgage by and between Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2014

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN FINANCIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FIDELIDADE — COMPANHIA DE SEGUROS, S.A.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director